Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto set forth in this offering memorandum, and the section titled “Operating and Financial Review and Prospects” in our 2018 Annual Report and the audited consolidated financial statements and the notes thereto set forth in such annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” or in other parts of this offering memorandum.

Overview

As a provider of online credit products, we use big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. We target hundreds of millions of quality, unserved or underserved consumers in China. They are young, mobile-active consumers who need access to small credit for their discretionary spending, but are underserved by traditional financial institutions due to their lack of traditional credit data and the operational inefficiency of traditional financial institutions. We believe our operating efficiency and big data analytics capability to understand our prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles and offer them instantaneous and affordable credit products with customized terms distinguishes our business and offerings.

We mainly offer small credit products, which are comprised of cash credit products and merchandise credit products. We mainly generate (i) financing income and loan facilitation income and others from cash credit products and (ii) financing income, sales commission fee and loan facilitation income and others from merchandise credit products. In addition to small credit products, we also offer traffic referral service for other financial service providers and transaction referral service for licensed financial institutions. We generate referral service fee from such traffic and transaction referral services we provide on the open platform, and we do not bear credit risk for such services. As of March 31, 2019, we have referred (i) approximately 2.5 million users to financial service providers that signed up for our traffic referral service and (ii) 136.6 thousands borrowers for loans provided by licensed financial institutions that signed up for our transaction referral service. As of March 31, 2019, the cumulative amount of transactions referred by us reached approximately RMB1.8 billion. We historically offered budget auto financing products, from which we generated financing income, sales income and loan facilitation income and others. We have started to wind down our budget auto financing business in the second quarter of 2019 to focus on our core consumer finance business.

We are a leading provider of online small consumer credit products in China. We successfully reached over one million quarterly active users in 2016 and continued to engage more active users. In the three months ended March 31, 2019, we facilitated approximately RMB17.1 billion (US$2.5 billion) in transactions, and we had a cumulative number of borrowers of 17.2 million as of March 31, 2019. Small credit products serve consumers’ immediate needs for discretionary consumption. They typically have short durations, enabling us to quickly understand a borrower’s behavior and further refine our data analytics and credit assessment model upon the completion of transaction cycles. During the three months ended March 31, 2019, we processed an average of 34 thousand transactions (including both credit drawdowns and repayments) per hour. Since the inception of our business, we have accumulated over 185 million transactions.

We have experienced robust credit performance. Our vintage charge-off rate for transactions in every three-month period since January 1, 2016 through June 30, 2018 (which is the latest vintage to which our charge-off policy was applicable as of March 31, 2019) was less than 1.9% as of March 31, 2019.

We have achieved significant scale and experienced strong growth in our results of operations. Our total revenues increased from RMB4,775.4 million in 2017 to RMB7,692.3 million (US$1,146.2 million) in 2018, and grew from RMB1,716.6 million in the three months ended March 31, 2018 to RMB2,096.9 million (US$312.4 million) in the same period in 2019. We recorded net income of RMB2,164.5 million, RMB2,491.3 million (US$371.2 million) and RMB949.6 million (US$141.5 million) in 2017 and 2018 and the three months ended March 31, 2019, respectively.

Credit Performance

The credit performance of the transactions we facilitate affects our financial condition and results of operations. We monitor the credit performance measured by vintage charge-off rate and M1+ delinquency rate by vintage.

The following chart displays vintage charge-off rate for the quarters indicated. “Vintage charge-off rate” refers to, with respect to on- and off-balance sheet transactions of a certain vintage, the total outstanding principal balance of credit drawdowns that are charged off as of a specified time, divided by the total initial principal of the credit drawdowns facilitated in such vintage.

The following chart displays the historical lifetime cumulative M1+ delinquency rate by vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters indicated, without taking into account charge-offs:

As of March 31, 2019, our M1+ delinquency coverage ratio was 1.2x.

Our User Engagement and Funding Sources

We have experienced significant growth in the number of borrowers since inception. The table below sets forth a number of key metrics relating to user engagement we regularly review to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions:

	As of December 31,					As of March 31,
	2014	2015	2016	2017	2018	2019
	(in thousands)
Registered users	675	7,625	33,933	62,439	71,766	73,255
Outstanding borrowers	163	867	3,607	5,832	5,260	5,400
Cumulative number of borrowers	166	1,305	6,755	14,517	16,716	17,240
Number of transactions	199	2,687	40,599	92,655	40,426	8,705

As of December 31, 2016, 2017 and 2018 and March 31, 2019, approximately 11.2 million, 26.2 million, 30.5 million and 31.4 million registered users were approved with credit, respectively. As of March 31, 2019, our registered users grew to 73.3 million while outstanding borrower base reached 5.4 million. As of the same date, new borrowers represented approximately 18.0% of our outstanding borrowers.

The chart below further illustrates the changes of the numbers of our registered users, approved users and outstanding borrowers from January 1, 2017 to March 31, 2019:

We maintain diversified funding sources. As of March 31, 2018, funding through trust companies, our own equity, off-balance sheet arrangements, financial asset exchange, borrowings from P2P institutions and others constituted 38.2%, 29.1%, 24.5%, 2.0%, 1.1% and 7.0% of our total outstanding loan principal as of the same date, respectively. As of March 31, 2019, funding through off-balance sheet arrangements, our own equity, trust companies and others constituted 55.4%, 28.7%, 10.7% and 5.3% of our total outstanding loan principal as of the same date, respectively.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the fiscal years ended December 31, 2016, 2017 and 2018 and the three months ended March 31, 2018 and 2019. This information should be read together with our audited consolidated financial statements as of and for the fiscal years ended December 31, 2016, 2017 and 2018 and our unaudited condensed consolidated financial statements as of March 31, 2019 and for the three months ended March 31, 2018 and 2019 and the related notes contained elsewhere in or incorporated by reference in this offering memorandum. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,							Three Months Ended March 31,
	2016		2017		2018			2018		2019
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
Financing income	1,271,456	88.1	3,642,184	76.3	3,535,276	526,773	46.0	776,747	45.2	1,010,759	150,608	48.2
Sales commission fee	126,693	8.8	797,167	16.7	307,492	45,818	4.0	111,379	6.5	135,854	20,243	6.5
Sales income	—	—	26,083	0.5	2,174,789	324,054	28.3	546,034	31.8	136,971	20,409	6.5
Penalty fees	22,943	1.6	7,922	0.2	28,013	4,174	0.4	4,886	0.3	10,140	1,511	0.5

	Year Ended December 31,							Three Months Ended March 31,
	2016		2017		2018			2018		2019
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands)
Loan facilitation income and others	21,754	1.5	302,010	6.3	1,646,773	245,377	21.3	277,577	16.2	644,412	96,020	30.7
Referral service fee	—	—	—	—	—	—	—	—	—	158,724	23,651	7.6

Total revenues	1,442,846	100.0	4,775,366	100.0	7,692,343	1,146,195	100.0	1,716,623	100.0	2,096,860	312,442	100.0
Cost of revenues:
Cost of goods sold	—	—	(23,895)	(0.5)	(2,003,642)	(298,552)	(26.1)	(503,128)	(29.3)	(114,080)	(16,998)	(5.4)
Cost of other revenues	(267,862)	(18.6)	(856,951)	(17.9)	(731,786)	(109,040)	(9.5)	(183,276)	(10.7)	(146,405)	(21,815)	(7.0)

Total cost of revenues	(267,862)	(18.6)	(880,846)	(18.4)	(2,735,428)	(407,591)	(35.6)	(686,404)	(40.0)	(260,485)	(38,813)	(12.4)
Operating expenses:
Sales and marketing	(182,458)	(12.6)	(431,749)	(9.0)	(540,551)	(80,545)	(7.0)	(122,945)	(7.2)	(79,857)	(11,900)	(3.8)
General and administrative	(108,786)	(7.5)	(183,674)	(3.8)	(255,867)	(38,125)	(3.3)	(55,990)	(3.3)	(82,896)	(12,352)	(4.0)
Research and development	(52,275)	(3.6)	(153,258)	(3.2)	(199,560)	(29,735)	(2.6)	(43,521)	(2.5)	(63,508)	(9,463)	(3.0)
Loss on guarantee liabilities	(861)	(0.1)	(150,152)	(3.1)	(116,593)	(17,373)	(1.5)	(43,187)	(2.5)	(108,581)	(16,179)	(5.2)
Provision for receivables	(132,176)	(9.2)	(605,164)	(12.9)	(1,178,723)	(175,635)	(15.3)	(443,614)	(25.8)	(390,391)	(58,170)	(18.6)

Total operating expenses	(476,556)	(33.0)	(1,523,997)	(31.9)	(2,291,294)	(341,413)	(29.8)	(709,257)	(41.3)	(725,233)	(108,064)	(34.6)
Other operating income	14,646	1.0	50,703	1.1	23,748	3,539	0.3	5,457	0.3	26,994	4,022	1.3

Income from operations	713,074	49.4	2,421,226	50.7	2,689,369	400,728	35.0	326,418	19.0	1,138,136	169,587	54.3

Interest and investment income, net	1,857	0.1	4,211	0.1	35,740	5,325	0.5	19,536	1.1	2,107	314	0.1
Foreign exchange loss, net	(9,651)	(0.7)	(7,177)	(0.2)	(90,771)	(13,525)	(1.2)	(21,950)	(1.2)	7,921	1,180	0.3
Other income	47	0.0	2,108	0.0	15,231	2,269	0.2	672	0.0	1,227	183	0.1
Other expenses	(1,834)	(0.0)	(363)	(0.0)	(522)	(78)	(0.0)	(168)	0.0	(1,526)	(227)	(0.1)

Net income before income taxes	703,493	48.8	2,420,005	50.7	2,649,047	394,720	34.5	324,508	18.9	1,147,865	171,037	54.7
Income tax expenses	(126,840)	(8.8)	(255,546)	(5.4)	(157,731)	(23,503)	(2.1)	(8,692)	(0.5)	(198,243)	(29,539)	(9.5)

Net income	576,653	40.0	2,164,459	45.3	2,491,316	371,218	32.4	315,816	18.4	949,622	141,498	45.2

Comparison of Three Months Ended March 31, 2019 and Three Months Ended March 31, 2018

Total Revenue. Our total revenues in the three months ended March 31, 2019 increased by 22.2% to RMB2,096.9 million (US$312.4 million) from RMB1,716.6 million in the same period in 2018, primarily due to an increase in loan facilitation income and others and an increase in financing income, partially offset by a decrease in revenue from sales income as we scaled back the operation of our Dabai Auto business. Financing income increased by 30.1% to RMB1,010.8 million (US$150.6 million) in the three months ended March 31, 2019 from RMB776.7 million in the same period in 2018, primarily due to an increase in the volume of on-balance sheet transactions. Loan facilitation income and others increased to RMB644.4 million (US$96.0 million) in the three months ended March 31, 2019, increased by 132.2% from RMB277.6 million in the same period in 2018, as a result of the substantial increase in the volume of off-balance sheet transactions. We started recognizing referral service fee generated from our loan recommendation and referral services on our open platform as a separate line item in the first quarter of 2019. Such service fee was recognized under loan facilitation income and others in 2018. In the three months ended March 31, 2019, our referral service fee totaled RMB158.7 million (US$23.7 million). Sales commission fee increased by 22.0% to RMB135.9 million (US$20.2 million) in the three months ended March 31, 2019 from RMB111.4 million in the same period in 2018, as a result of an increase in gross merchandise value. Sales income substantially decreased to RMB137.0 million (US$20.4 million) in the three months ended March 31, 2019 from RMB546.0 million in the same period in 2018 as we scaled back the operation of our Dabai Auto business.

Total cost of revenues and operating expenses. Total cost of revenues and operating expenses decreased by 29.4% to RMB985.7 million (US$146.9 million) in the three months ended March 31, 2019 from RMB1,395.7 million in the same period in 2018.

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Cost of revenues. Our cost of revenues substantially decreased by 62.1% to RMB260.5 million (US$38.8 million) in the three months ended March 31, 2019 from RMB686.4 million in the same period in 2018, primarily due to a decrease in costs incurred by the Dabai Auto business and a decrease in funding costs associated with our core online consumer finance businesses. After excluding cost of revenues related to Dabai Auto business, our cost of revenues represented 18%, 9%, 11% and 6% of our total revenues in 2017 and 2018 and the three months ended March 31, 2017 and 2018, respectively.

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Sales and marketing expenses. Our sales and marketing expenses decreased by 35.0% to RMB79.9 million (US$11.9 million) in the three months ended March 31, 2019 from RMB122.9 million in the same period in 2018. The decrease was primarily due to a decrease in marketing expenses associated with the scale-back of the Dabai Auto business.

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General and administrative expenses. Our general and administrative expenses increased by 48.1% to RMB82.9 million (US$12.4 million) in the three months ended March 31, 2019 from RMB56.0 million in the same period in 2018. The increase was primarily attributable an increase in staff salary and third-party service fees, partially offset by a decrease in administrative fees payable to trust companies due to decreased use of trust funding in this quarter.

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Research and development expenses. Our research and development expenses increased by 45.9% to RMB63.5 million (US$9.5 million) in the three months ended March 31, 2019 from RMB43.5 million in the same period in 2018. The increase was primarily as a result of an increase in staff salary.

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Provision for receivables. Our provision for receivables decreased by 12.0% to RMB390.4 million (US$58.2 million) in the three months ended March 31, 2019 from RMB443.6 million in the same period in 2018. The decrease was primarily due to a decrease in past-due on-balance sheet outstanding principal receivables compared to the first quarter of 2018, partially offset by a write-down relating to the Dabai Auto business of RMB38.0 million (US$5.7 million).

Income from operations. Our income from operations in the three months ended March 31, 2019 was RMB1,138.1 million (US$169.6 million), representing an 248.7% increase from RMB326.4 million in the same period in 2018.

Income tax expenses. Our income tax expenses increased significantly to RMB198.2 million (US$29.5 million) in the three months ended March 31, 2019 from RMB8.7 million in the same period in 2018, primarily attributable to an increase in taxable income and the changes in the preferential tax treatment that certain of our subsidiaries previously enjoyed.

Net income. Our net income totaled RMB949.6 million (US$141.5 million) in the three months ended March 31, 2019, up 200.7% from RMB315.8 million in the same period in 2018. Net income attributable to the Company’s shareholders per diluted share was RMB3.19 (US$0.48), compared with RMB0.95 in the three months ended March 31, 2018.

Adjusted net income. Our adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, increased by 187.9% to RMB974.3 million (US$145.2 million) from RMB338.5 million in the same period in 2018. Adjusted net income attributable to the Company’s shareholders per diluted share increased to RMB3.27 (US$0.49) from RMB1.02 in the three months ended March 31, 2018.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operating activities and funds provided by our shareholders, including through the issuance of equity securities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. In October 2017, we completed our initial public offering in which we issued and sold an aggregate of 35,625,000 ADSs, representing 35,625,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$799.6 million.

In 2016, 2017, 2018 and the three months ended March 31, 2019, we had net cash provided by operating activities of RMB794.1 million, RMB2,797.8 million, RMB3,332.3 million (US$496.5 million) and RMB1,197.4 million (US$178.4 million), respectively.

As of March 31, 2019, we had cash and cash equivalents of RMB1,931.4 million (US$287.8 million), as compared to cash and cash equivalents of RMB2,501.1 million (US$372.7 million) as of December 31, 2018.

As of March 31, 2019, we had short-term amounts due from Alipay of RMB579.6 million (US$86.4 million), as compared to short-term amounts due from Alipay of RMB718.4 million (US$107.0 million) as of December 31, 2018. These represent amounts deposited in our Alipay accounts, and are unrestricted as to withdrawal and use and readily available to us on demand.

In January, February and March 2019, Xiamen Qudian, our consolidated VIE, entered into three term loans with China Construction Bank with an aggregate amount of RMB295.0 million (US$44.0 million). Each term loan has a fixed interest rate of 3.915% per annum and a term of 12 months. As a collateral for such borrowings, our subsidiary Qufengqi (HK) Limited has deposited US$50.2 million in a bank account designated by China Construction Bank. We receive interest on such deposits at rates ranging from 3.28% to 3.41% per annum.

The following table sets forth our total assets, total liabilities and total net assets as of the dates indicated.

	As of December 31,				As of March 31,
	2016	2017	2018		2019
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Total assets	7,117,599	19,380,416	16,253,375	2,421,828	18,246,960	2,718,882
Total liabilities	4,604,010	9,840,049	5,432,762	809,507	6,470,877	964,191

Total net assets(1)	2,513,589	9,540,367	10,820,613	1,612,321	11,776,083	1,754,691

(1)	Defined as total assets minus total liabilities.

Our total net assets further increased from RMB10,820.6 million (US$1,612.3 million) as of December 31, 2018 to RMB11,776.1 million (US$1,754.7 million) as of March 31, 2019, primarily as a result of net income of RMB949.6 million (US$141.5 million) in the three months ended March 31, 2019.

The table below sets forth certain balance sheet items related to our cash and merchandise credit products. Such line items generally increased from December 31, 2018 to March 31, 2019, which is in line with our business growth.

	As of December 31,				As of March 31,
	2016	2017	2018		2019
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Short-term loan principal and financing service fee receivables	4,826,791	8,758,545	8,417,821	1,254,294	10,010,611	1,491,628
Short-term contract assets	—	—	903,436	134,616	1,338,853	199,495
Long-term loan principal and financing service fee receivables	87,822	—	665,653	99,185	388,200	57,844
Long-term contract assets	—	—	15,597	2,324	22,848	3,405
Short-term borrowings and interest payables	4,183,231	7,979,415	3,860,441	575,224	4,201,713	626,075
Guarantee liabilities	6,208	46,981	302,605	45,090	566,630	84,431
Long-term borrowings and interest payables	76,052	510,024	413,400	61,599	597,500	89,030

We believe that the cash we received from our initial public offering and the anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Risk Factors — Risks Relating to Our Business and Our Industry — We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage our working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the periods presented:

	As of December 31,				As of March 31,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	794,063	2,797,809	3,332,319	496,531	487,625	1,197,392	178,417
Net cash used in investing activities	(3,598,137)	(4,422,319)	(2,790,734)	(415,832)	(1,270,729)	(1,454,334)	(216,703)
Net cash provided by/(used in) financing activities	3,379,730	10,001,639	(6,727,839)	(1,002,479)	(1,884,432)	496,609	73,997
Cash and cash equivalents, and restricted cash at beginning of period	210,114	785,770	9,084,952	1,353,700	9,084,952	2,841,015	423,324
Cash and cash equivalents, and restricted cash at end of period	785,770	9,084,952	2,841,015	423,324	6,274,867	3,069,794	457,414

Operating Activities

Net cash provided by operating activities was RMB1,197.4 million (US$178.4 million) in the three months ended March 31, 2019, primarily due to net income of RMB949.6 million (US$141.5 million), adjusted for (i) provision for receivables of RMB390.4 million (US$58.2 million), (ii) share-based compensation expenses of RMB24.7 million (US$3.7 million), (iii) share of loss from equity method investment of RMB2.6 million (US$0.4 million), and (iv) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in guarantee liabilities of RMB264.0 million (US$39.3 million), primarily due to an increase in the amount of off-balance sheet transactions facilitated, (ii) an increase in other current liabilities of RMB104.4 million (US$15.5 million), mainly attributable to an increase in income tax payable of RMB96.4 million (US$14.4 million), and (iii) a decrease in finance lease receivables of RMB94.9 million (US$14.1 million), primarily as a result of the scale-back of the operation of our Dabai Auto business, which was partially offset by (i) an increase in contract asset of RMB442.7 million (US$66.0 million), primarily as a result of the increase in the amount of off-balance sheet transactions facilitated, (ii) an increase in other current and non-current assets of RMB139.2 million (US$20.7 million), mainly attributable to the increase of prepayments, other current assets held for sale, guarantee deposits held by institutional funding partners and receivables from service providers, and (iii) an increase in financing service fee receivables of RMB80.9 million (US$12.1 million), primarily due to the increase in amount of transactions we facilitated.

Investing Activities

Net cash used in investing activities was RMB1,454.3 million (US$216.7 million) in the three months ended March 31, 2019, which was attributable to RMB7,704.3 million (US$1,148.0 million) in payment to originate loan principal, which was partially offset by RMB6,297.0 million (US$938.3 million) in proceeds from collection of loan principal.

Financing Activities

Net cash provided by financing activities was RMB496.6 million (US$74.0 million) in the three months ended March 31, 2019, which was primarily attributable to proceeds from borrowings of RMB1,797.0 million (US$267.8 million), which was partially offset by (i) repayment of borrowings of RMB1,271.3 million (US$189.4 million) and (ii) payment of guarantee deposits to funding partners of RMB29.1 million (US$4.3 million).

Capital Expenditures

We made capital expenditures of RMB17.1 million (US$2.5 million) in the three months ended March 31, 2019, respectively. In such period, our capital expenditures were mainly used for purchases of equipment and intangible assets and leasehold improvements. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Qudian Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, consolidated VIEs and their subsidiaries in China. As a result, Qudian Inc.’s ability to pay dividends or to meet its monetary obligations depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Off-Balance Sheet Arrangements

Since September 2016, we have entered into several arrangements with financial institutions that provides funding directly to borrowers for transactions that we facilitate. Since April 2018, we have also entered into vehicle sales with guarantee arrangements with financial institutions that provides funding directly to car buyers. As of March 31, 2019, guarantee liabilities related to such arrangements were RMB566.6 million (US$84.4 million). As of March 31, 2019, the maximum potential undiscounted future payment we would be required to make was RMB15,202.3 million (US$2,265.2 million).

Contractual Obligations

The following table sets forth our operating lease commitments and long-term borrowings and interest payable as of March 31, 2019:

	Payment due by period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	47,369	7,058	20,835	26,534	—	—
Long-term borrowings and interest payable	695,779	103,674	54,633	641,146	—	—

Operating lease obligations represent leasing arrangements relating to the lease of our office premises.

Our capital commitments relate primarily to commitments in connection with our plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB99.2 million (US$14.8 million) as of March 31, 2019. All of the commitments relating to the construction will be settled in installments.

Our investment commitment relates to our equity method investee Ganzhou QuCampus Technology Co., Ltd (“Ganzhou QuCampus”). On October 17, 2016, we made a commitment to invest RMB190.0 million in cash for 45.9% of the equity interest in Ganzhou QuCampus which mainly operates computer services, advisory, and online merchandise services. As of March 31, 2019, we contributed RMB70.0 million (US$10.4 million) in Ganzhou QuCampus and held a 45.9% equity interest in Ganzhou QuCampus.